PROSPECTUS SUPPLEMENT NO. 6                                                                           FILED PURSUANT TO RULE 424(B)(3)
(TO PROSPECTUS DATED APRIL 14, 2009)                                                                                     REGISTRATION NO. 333-158283

PACIFIC CONTINENTAL CORPORATION
750,000 SHARES OF COMMON STOCK

This prospectus supplement supplements information contained in that certain prospectus dated April 14, 2009, (as subsequently amended or supplemented, the “Prospectus”) relating to the offer and sale by the selling stockholders identified in the Prospectus of up to 750,000 shares of common stock of Pacific Continental Corporation.

This prospectus supplement includes our press release dated October 8, 2009 announcing earnings for the third quarter ended September 30, 2009.

The information contained in the press release included in this prospectus supplement is dated as of the date of such press release.  This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered by reference to the Prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 8, 2009

NEWS RELEASE

FOR MORE INFORMATION CONTACT:	Hal Brown	Michael A. Reynolds
	CEO	Executive Vice President/CFO
	541 686-8685	541 686-8685

http://www.therightbank.com
E-mail: banking@therightbank.com

FOR IMMEDIATE RELEASE

PACIFIC CONTINENTAL REPORTS THIRD QUARTER 2009 RESULTS
Profitability led by Exceptional Core Deposit Growth, Strong Net Interest Margin, Expense Control,
 and a Contraction in Nonperforming Assets Characterize the Quarter.

EUGENE, Ore., October 8, 2009 ---Pacific Continental Corporation (NASDAQ: PCBK), the bank holding company for Pacific Continental Bank, today reported financial results for the current quarter and nine months ended September 30, 2009.

“Business fundamentals improved for the quarter as indicated by growth in core earnings, a strong and stable net interest margin, and exceptional growth in core deposits all of which contributed to a return to profitability,” said Hal Brown, chief executive officer. “These strong fundamentals should contribute to improved future profitability for the Company and we believe demonstrate the effectiveness of our business model and strategies,” added Brown.

Net income for the third quarter 2009 was $279 thousand, compared to net income of $3.0 million for the third quarter 2008. Net income per diluted share was $0.02 for the third quarter 2009, compared to net income of $0.25 per diluted share reported for the prior year third quarter. For the first nine months of 2009 the net loss was $4.9 million compared to net income of $9.1 million for the same period during 2008. Net loss per diluted share was $0.38 for the first nine months of 2009, compared to net income of $0.76 per diluted share for the first nine months of 2008.

Core earnings, revenue growth, net interest margin and expense control drive improved efficiency
Core earnings (“earnings before loan loss provisions and taxes”) expanded significantly reflecting a continued increase in the Company’s earnings power. Core earnings for the third quarter were $7.8 million an increase of 33.5% over the $5.9 million reported for the similar period in 2008. This increase is the result of both increased operating revenue and continued expense control while achieving an expansion in an already stable and strong net interest margin. This result was achieved despite increased FDIC premium rates.

Operating revenue, which consists of net interest income plus noninterest income, was $14.8 million during the third quarter 2009, up $1.5 million or 11.1% over the $13.4 million reported during the third quarter 2008. Contributing to the improvement in operating revenue was an 8.9% quarter-over-quarter growth in average earning assets and an improvement in the net interest margin to 5.19%, up 11 basis points over third quarter 2008. On a linked-quarter basis, the third quarter 2009 net interest margin was up 5 basis points from the prior quarter.  Interest reversals on approximately $197 thousand for loans placed on nonaccrual status during the quarter negatively impacted the net interest margin by approximately 7 basis points.

Noninterest expense for third quarter 2009 was $7.0 million, a decrease of $483 thousand from the third quarter 2008, and on a linked quarter basis was $1.6 million lower than the second quarter 2009 expenses. Comparing the two most recent quarters, the third quarter 2009 expense decline was primarily attributable to lower FDIC assessments as the second quarter included a one-time $510 thousand special assessment, a $447 thousand decrease in other real estate expense, and a $417 thousand decline in personnel expense, primarily related to lower accruals for incentive compensation and for the Company’s self-insured medical plan. Combined, the Company’s revenue growth and active expense management resulted in an efficiency ratio of 47.31% for the third quarter 2009 compared to 56.16% for the third quarter 2008.

Exceptionally strong core deposit growth
During the third quarter 2009, the Company continued the strong core deposit growth experienced during the first half of the year.  At September 30, 2009, period-end core deposits totaled $751.7 million, up $45.8 million over period-end core deposits at June 30, 2009, and for the first nine months of 2009 core deposits were up $135.8 million, an annualized growth rate of 29.5%. Quarterly average core deposit figures, a measure which reduces daily deposit volatility, show similar strong results with third quarter 2009 average core deposits of $724.8 million, an increase of $43.6 million over the second quarter 2009 average. Deposit growth occurred in all three of the bank’s primary markets, but was most evident in Portland and Eugene.

Loan growth continued to abate from the prior year’s activity reflecting continuing weak economic conditions and management’s planned contraction in the residential construction and land development portfolios. Since the end of the third quarter 2008, these portfolios have contracted $47.0 million, or 39% to $73.7 million, and now constitute 7.7% of total gross loans versus 13.0% at the end of third quarter 2008. At September 30, 2009, period-end gross loans declined by approximately $3.1 million from the end of the second quarter 2009 and have increased just $2.1 million during the first nine months of the current year.

Improvement in nonperforming assets, provisioning, and loan statistics
Total nonperforming assets at September 30, 2009 were $30.1 million, a decrease of $2.1 million from June 30, 2009.  Nonperforming assets represent 2.62% of total assets at September 30, 2009 compared to 2.85% at the end of the prior quarter.  The quarter’s decline in nonperforming assets was due to the successful resolution of a number of problem loans, the sale of other real estate assets, and recognized charge-offs on certain other loans. Nonperforming assets at September 30, 2009 consist of $25.9 million of loans on nonaccrual status and $4.2 million in other real estate owned.  Nonperforming loans continue to be centered in the Company’s residential construction and land development portfolios.  Other real estate owned consists primarily of completed consumer residential construction properties and individual residential building lots.

“Through the concerted efforts and active management by our employees, we were successful in reducing the level of our nonperforming assets and are cautiously optimistic that these trends may continue, recognizing however the uncertain economic conditions prevailing in the real estate markets in which we operate,” said Roger Busse, president and chief operating officer. “Our proactive and timely approach to dealing with loan problems together with our solid underwriting practices and focus on quality portfolio niche segments, such as dental lending, will continue to differentiate us in today’s challenging environment,” added Busse.

As a result of continued weakness in the Pacific Northwest economy and residential real estate markets, the Company’s third quarter 2009 provision for loan losses remained elevated but significantly lower than the previous quarter. The third quarter provision for loan losses was $8.3 million, compared to $19.2 million in second quarter 2009. During the third quarter, the Company recognized net loan charge offs of $8.6 million. The Company continued to maintain a historically high unallocated allowance for loan losses; and at September 30, 2009, the unallocated portion of the allowance was 8% compared to 7% at June 30, 2009.  The allowance for loan losses as a percentage of outstanding loans at September 30, 2009 was 1.91%, compared to 1.94% and 1.15% at June 30, 2009 and September 30, 2008, respectively.

Improved capital levels
The Company’s total risk-based capital ratio, a regulator defined indicator of strength, was 11.87% at September 30, 2009, which exceeds the “well- capitalized” minimum designation of 10.00%, and improved over the prior quarter’s total risk-based capital ratio of 11.71%.

Third quarter highlights:
•	Returned to profitability.
•	Third quarter core earnings, earnings before taxes and loan loss provision, increased 33.5% over the same 2008 period.
•	Achieved an efficiency ratio for the quarter of 47.31%.
•	Strong quarterly core deposit growth of $45.8 million, an annualized growth rate of 29.5% since year-end 2008.
•	Risk based capital ratio of 11.87%, up from 11.71% at June 30, 2009, and up from 10.81% at September 30, 2008, and above the “well-capitalized” designation.
•	Increased an already strong and stable net interest margin to 5.19%.
•	Reduced level of nonperforming assets by $2.1 million from the end of the prior quarter.
•	Completed the regularly scheduled FDIC safety and soundness examination.

Conference Call and Audio Webcast:
Management will conduct a live conference call and audio Webcast for interested parties relating to its results for the third quarter 2009, on Thursday, October 8th, 2009, at 5:00 p.m. Eastern Time / 2:00 p.m. Pacific Time . To listen to the conference call, interested parties should call (866) 292-1418. The Webcast will be available via Pacific Continental’s Web site (http://www.therightbank.com/). To listen to the live audio Webcast, click on the Webcast presentation link on the Company’s home page a few minutes before the presentation is scheduled to begin.

An audio Webcast replay will be available within twenty-four hours following the live Webcast and archived for one year on the Pacific Continental Website. Any questions regarding the conference call presentation or Webcast should be directed to Maecey Castle, vice president and director of corporate communications, at (541) 686-8685.

About Pacific Continental Bank
Pacific Continental Bank, the operating subsidiary of Pacific Continental Corporation, delivers highly personalized services through fourteen banking offices in Oregon and Washington. Pacific Continental, with $1.2 billion in assets, has established one of the most unique and attractive metropolitan branch networks in the Pacific Northwest with offices in three of the region's largest markets including Seattle, Portland, and Eugene. Pacific Continental targets the banking needs of community-based businesses, professional service providers and nonprofit organizations; additionally the bank provides private banking services.

Since its founding in 1972 Pacific Continental Bank has been honored with numerous awards from business and community organizations: in June 2009, for the ninth consecutive year, The Seattle Times named Pacific Continental to its  “Northwest 100” ranking of top publicly rated companies in the Pacific Northwest; in February 2009, Oregon Business magazine recognized Pacific Continental as the top ranked financial institution to work for in the publication’s large company category, marking it the ninth consecutive year Pacific Continental has been recognized as one of the Top 100 Companies to Work for In Oregon; and in December 2008, for the second consecutive year, the Portland Business Journal recognized Pacific Continental Bank as One of the Ten Most Admired Companies in Oregon.

Pacific Continental Corporation's shares are listed on the NASDAQ Global Select Market under the symbol "PCBK” and are a component of the Russell 2000 Index. Supplementary information about Pacific Continental can be found online at www.therightbank.com

Forward-Looking Statement Safe Harbor
This release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). Such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected, including but not limited to the following: the high concentration of loans of the company's banking subsidiary in commercial and residential real estate lending; adverse economic trends in the United States and the markets we serve affecting the Bank’s borrower base; a continued decline in the housing and real estate market; a continued increase in unemployment or sustained high levels of unemployment; continued erosion or sustained low levels of consumer confidence; changes in the regulatory environment and increases in associated costs, particularly ongoing compliance expenses and resource allocation needs; vendor quality and efficiency; the company's ability to control risks associated with rapidly changing technology both from an internal perspective as well as for external providers; increased competition among financial institutions; fluctuating interest rate environments; a tightening of available credit and other risks and uncertainties discussed in the sections titled “Risk Factors”, “Business” and “Management Discussion and Analysis of Financial Condition and Results of Operations”, as applicable, from Pacific Continental’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date on which they are made and reflect management’s current estimates, projections, expectations and beliefs. Pacific Continental Corporation undertakes no obligation to publicly revise or update the forward-looking statements to reflect events or circumstances that arise after the date of this release. This statement is included for the express purpose of invoking PSLRA's safe harbor provisions.

PACIFIC CONTINENTAL CORPORATION
CONSOLIDATED INCOME STATEMENTS
Amounts in $ 000's, Except for Per Share Data
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
Interest and dividend income
Loans	$15,658	$16,019	$46,308	$47,181
Securities	1,322	647	3,484	2,070
Dividends on Federal Home Loan Bank stock	-	9	-	132
Federal funds sold & Interest-bearing deposits with banks	2	5	4	18
	16,982	16,680	49,796	49,401

Interest expense
Deposits	2,481	2,696	7,080	7,844
Federal Home Loan Bank & Federal Reserve borrowings	633	1,463	2,005	4,552
Junior subordinated debentures	128	127	380	373
Federal funds purchased	23	91	76	555
	3,265	4,377	9,541	13,324

Net interest income	13,717	12,303	40,255	36,077

Provision for loan losses	8,300	1,050	29,000	2,550
Net interest income after provision for loan losses	5,417	11,253	11,255	33,527

Noninterest income
Service charges on deposit accounts	472	421	1,414	1,217
Other fee income, principally bankcard	461	470	1,310	1,378
Loan servicing fees	17	20	54	68
Mortgage banking income	98	72	366	291
Other noninterest income	61	64	182	273
	1,109	1,047	3,326	3,227

Noninterest expense
Salaries and employee benefits	3,810	4,670	12,908	13,705
Premises and equipment	1,030	995	3,118	2,967
Bankcard processing	135	143	381	421
Business development	333	315	1,247	966
FDIC insurance assessment	291	130	1,508	388
Other real estate expense	32	2	597	32
Other noninterest expense	1,383	1,242	3,951	3,648
	7,014	7,497	23,710	22,127

Income (loss) before provision (benefit) for income taxes	(488)	4,803	(9,129)	14,627
Provision (benefit) for income taxes	(767)	1,783	(4,226)	5,521

Net income (loss)	$279	$3,020	$(4,903)	$9,106

Earnings (loss) per share
Basic	$0.02	$0.25	$(0.38)	$0.76
Diluted	$0.02	$0.25	$(0.38)	$0.76

Weighted average shares outstanding
Basic	12,873	11,978	12,852	11,960

Common stock equivalents
attributable to stock-based awards	36	55	-	60
Diluted	12,909	12,033	12,852	12,020

PERFORMANCE RATIOS
Return on average assets	0.10%	1.16%	-0.59%	1.21%
Return on average equity (book)	0.92%	10.68%	-5.25%	10.97%
Return on average equity (tangible) (1)	1.14%	13.42%	-6.42%	13.86%
Net interest margin	5.19%	5.08%	5.18%	5.18%
Efficiency ratio (2)	47.31%	56.16%	54.40%	56.30%

PACIFIC CONTINENTAL CORPORATION
CONSOLIDATED BALANCE SHEETS
Amounts in $ 000’s
(Unaudited)

	September 30,	September 30,
	2009	2008
ASSETS
Cash and due from banks	$17,624	$21,510
Interest-bearing deposits with banks	266	290
Total cash and cash equivalents	17,890	21,800

Securities available-for-sale	115,585	49,848
Loans held for sale	453	447
Loans, less allowance for loan losses	940,754	913,430
Interest receivable	4,110	4,096
Federal Home Loan Bank stock	10,652	9,198
Property, net of accumulated depreciation	20,132	21,000
Goodwill and other intangible assets	22,737	22,960
Deferred tax asset	6,301	3,231
Taxes receivable	4,707	-
Other real estate owned	4,247	3,186
Other assets	2,940	2,688

Total assets	$1,150,508	$1,051,884

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
Noninterest-bearing demand	$196,320	$178,632
Savings and interest-bearing checking	461,723	413,688
Time $100,000 and over	71,526	61,850
Other time	96,951	57,470
Total deposits	826,520	711,640

Federal funds purchased	10,000	38,460
Federal Home Loan Bank and Federal Reserve borrowings	181,000	176,000
Junior subordinated debentures	8,248	8,248
Accrued interest and other payables	4,430	4,338
Total liabilities	1,030,198	938,686

Stockholders' equity
Common stock, 25,000 shares authorized	90,522	78,900
Retained earnings	29,773	35,140
Accumulated other comprehensive loss	15	(842)
	120,310	113,198

Total liabilities and stockholders’ equity	$1,150,508	$1,051,884

CAPITAL RATIOS
Total capital (to risk weighted assets)	11.87%	10.81%
Tier I capital (to risk weighted assets)	10.61%	9.73%
Tier I capital (to leverage assets)	9.65%	9.62%
Tangible common equity (to tangible assets)	8.65%	8.77%
Tangible common equity (to risk weighted assets)	9.74%	8.91%

OTHER FINANCIAL DATA
Shares outstanding at end of period	12,873	11,994
Stockholder's equity (tangible) (1)	$97,573	$90,238
Book value	$9.35	$9.44
Tangible book value (1)	$7.58	$7.52

PACIFIC CONTINENTAL CORPORATION
SELECTED OTHER FINANCIAL INFORMATION AND RATIOS
Amounts in $ 000’s
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,		September 30,
	2009	2008	2009		2008
LOANS BY TYPE
Real estate secured loans:
Permanent Loans:
Multifamily residential	$67,654	$53,925
Residential 1-4 family	95,761	70,728
Owner-occupied commercial	200,569	184,961
Non-owner-occupied commercial	182,521	145,415
Total permanent real estate loans	546,505	455,029
Construction Loans:
Multifamily residential	20,994	29,903
Residential 1-4 family	42,813	86,563
Commercial real estate	40,914	54,648
Commercial bare land and acquisition & development	28,907	33,567
Residential bare land and acquisition & development	30,879	34,111
Other	5,198	7,894
Total construction real estate loans	169,705	246,686
Total real estate loans	716,210	701,715
Commercial loans	229,881	210,054
Consumer loans	7,125	7,998
Other loans	7,420	6,005
Gross loans	960,636	925,772
Deferred loan origination fees	(1,534)	(1,670)
	959,102	924,102
Allowance for loan losses	(18,348)	(10,672)
	$940,754	$913,430

Real estate loans held for sale	$453	$447

ALLOWANCE FOR LOAN LOSSES
Balance at beginning of period	$18,680	$9,896	$10,980		$8,675
Provision for loan losses	8,300	1,050	29,000		2,550
Loan charge offs	(8,822)	(310)	(21,872)		(723)
Loan recoveries	190	36	240		170
Net charge offs	(8,632)	(274)	(21,632)		(553)
Balance at end of period	$18,348	$10,672	$18,348		$10,672

NONPERFORMING ASSETS
Nonaccrual loans
Real estate secured loans:
Permanent Loans:
Multifamily residential	$-	$-
Residential 1-4 family	1,283	60
Owner-occupied commercial	2,204	-
Non-owner-occupied commercial	-	-
Total permanent real estate loans	3,487	60
Construction Loans:
Multifamily residential	-	-
Residential 1-4 family	2,817	1,277
Commercial real estate	7,551	-
Commercial bare land and acquisition & development	-	1,660
Residential bare land and acquisition & development	8,141	-
Other	-	-
Total construction real estate loans	18,509	2,937
Total real estate loans	21,996	2,997
Commercial loans	4,036	319
Consumer loans	-	-		#
Other loans	-	-
Total nonaccrual loans	26,032	3,316
90 days past due and accruing interest	-	-
Total nonperforming loans	26,032	3,316
Nonperforming loans guaranteed by government	(136)	(239)
Net nonperforming loans	25,896	3,077
Foreclosed assets	4,247	3,186
Total nonperforming assets, net of guaranteed loans	$30,143	$6,263

LOAN QUALITY RATIOS
Allowance for loan losses as a percentage of total loans
outstanding, excluding of loans held for sale	1.91%	1.15%
Allowance for loan losses as a percentage of total
nonperforming loans, net of government guarantees	70.85%	346.83%
Net loan charge offs (recoveries) as a percentage of
average loans, annualized	3.58%	0.12%	3.01%		0.08%
Nonperforming loans as a percentage of total loans	2.70%	0.33%
Nonperforming assets as a percentage of total assets	2.62%	0.60%

PACIFIC CONTINENTAL CORPORATION
SELECTED OTHER FINANCIAL INFORMATION AND RATIOS (Continued)
Amounts in $ 000’s
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
BALANCE SHEET AVERAGES
Loans	$957,602	$913,356	$961,704	$876,491
Allowance for loan losses	(19,309)	(10,115)	(14,869)	(9,456)
Loans, net of allowance	938,293	903,241	946,835	867,035
Securities and short-term deposits	110,217	59,862	91,350	62,932
Earning assets	1,048,510	963,103	1,038,185	929,967
Non-interest-earning assets	78,743	74,112	76,437	72,037
Assets	$1,127,253	$1,037,215	$1,114,622	$1,002,004

Interest-bearing core deposits (3)	$536,764	$455,363	$506,543	$441,931
Non-interest-bearing core deposits (3)	187,996	171,103	177,047	169,421
Core deposits (3)	724,760	626,466	683,590	611,352
Non-core interest-bearing deposits	84,908	71,799	84,810	51,118
Deposits	809,668	698,265	768,400	662,470
Borrowings	193,841	222,003	217,567	224,504
Other non-interest-bearing liabilities	3,617	4,416	3,802	4,200
Liabilities	1,007,126	924,684	989,769	891,174
Stockholders' equity (book)	120,127	112,531	124,853	110,830
Liabilities and equity	$1,127,253	$1,037,215	$1,114,622	$1,002,004

Stockholders' equity (tangible) (1)	$97,359	$89,540	$102,030	$87,784

SELECTED MARKET DATA
Eugene market loans, net of fees	$256,291	$224,327
Portland market loans, net of fees	437,674	423,194
Seattle market loans, net of fees	265,137	276,581
Total loans, net of fees	$959,102	$924,102

Eugene market core deposits (3)	$480,033	$413,240
Portland market core deposits (3)	162,574	122,310
Seattle market core deposits (3)	109,046	103,889
Total core deposits (3)	751,653	639,439
Other deposits	74,869	72,201
Total	$826,522	$711,640

Eugene market core deposits, average (3)	$458,122	$400,461	$442,219	$402,132
Portland market core deposits, average (3)	159,670	117,472	137,437	113,364
Seattle market core deposits, average (3)	106,968	108,533	103,934	95,856
Total core deposits, average (3)	724,760	626,466	683,590	611,352
Other deposits, average	84,908	71,799	84,810	51,118
Total	$809,668	$698,265	$768,400	$662,470

NET INTEREST MARGIN RECONCILIATION
Yield on average loans	6.62%	7.06%	6.54%	7.27%
Yield on average securities	4.77%	4.39%	5.11%	4.71%
Yield on average earning assets	6.43%	6.89%	6.41%	7.10%

Rate on average interest-bearing core deposits	1.57%	1.85%	1.56%	1.94%
Rate on average interest-bearing non-core deposits	1.67%	3.21%	1.85%	3.69%
Rate on average interest-bearing deposits	1.58%	2.03%	1.60%	2.13%

Rate on average borrowings	1.60%	3.01%	1.51%	3.26%
Cost of interest-bearing funds	1.59%	2.32%	1.58%	2.48%

Interest rate spread	4.84%	4.57%	4.84%	4.62%

Net interest margin	5.19%	5.08%	5.18%	5.18%

(1) Tangible equity excludes goodwill and core deposit intangible related to acquisitions.
(2) Efficiency ratio is noninterest expense divided by operating revenues. Operating revenues are net interest income plus noninterest income.
(3) Core deposits include all demand, savings, & interest checking accounts, plus all local time deposits including local time deposits in excess of $100,000.